CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED ARTICLES
OF INGREDION INCORPORATED
Ingredion Incorporated, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that:
1.    Article TENTH of the Corporation’s Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety as follows:
TENTH: No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the personal liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. For purposes of this Article TENTH, “officer” shall have the meaning provided in Section 102(b)(7) of the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time.
2.    The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 16th day of May, 2024.

INGREDION INCORPORATED
By:	/s/ Tanya Jaeger de Foras
Name:	Tanya Jaeger de Foras
Title:	Senior Vice President, Chief Legal Officer, Corporate Secretary and Chief Compliance Officer